Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14C

(Form Type)

Polomar Health Services, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee rate	Amount of Filing Fee
Fees to Be Paid	$39,789,000	(1)	0.00013810	$5,494.86
Fees Previously Paid	$0			$0
Total Transaction Valuation	$39,789,000
Total Fees Due for Filing				$5,494.86
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$5,494.86

(1)

For accounting purposes, the purchase price represents the fair value of the equity interest Altanine, as the accounting acquirer, would have had to issue to give the owners of the legal acquirer (i.e. Polomar) the same ownership interest they hold after the Merger.

Although Polomar’s shares traded at $0.20 on the OTC market, management concluded this price was not representative of fair value due to minimal trading volume and the company’s nominal net assets. Instead, the fair value of the consideration transferred was determined based on an independent valuation as of July 23, 2025 of the combined entity, which implied a total post-merger equity value of $200.7 million. Given Polomar legacy shareholders’ 19% ownership interest, the fair value of the equity interest acquired (i.e., the consideration transferred) was estimated at $39,789,000 million, including approximately $598k of assumed interest-bearing debt and $407k of assumed non-interest liabilities. The independent valuation has not been finalized or audited. Additionally, such valuation may be amended and/or updated at the time of the closing of the merger; however, the Company does not anticipate the consideration to be materially different.